Exhibit 11

                             FLORIDA ROCK INDUSTRIES, INC.
	      COMPUTATION OF EARNINGS PER COMMON SHARE

                                THREE MONTHS ENDED        SIX MONTHS ENDED
                                      March 31,               MARCH 31,
                                 2005        2004         2005        2004


Net income                   $35,140,000   24,497,000   65,227,000  56,625,000

Common shares:

Weighted average shares
 outstanding during the
 period - used for basic
 earnings per share           43,516,351   43,176,461   43,438,073  43,131,504

Shares issuable under
 stock options which are
 potentially dilutive            934,794      865,931      954,825     870,868

Shares used for diluted
 earnings per share           44,451,145   44,042,392   44,392,898  44,002,372

Earnings per share:
 Basic Net Income                   $.81          .57         1.50       $1.31


 Diluted Net income                 $.79          .56         1.47       $1.29



1